Exhibit 1

BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) communicates to its shareholders and to the market in general that it priced, on the date hereof, an international offering of senior notes in the aggregate amount of U.S.$ 500,000,000.00 (the “Notes”). The investors’ demand exceeded approximately ten times the amount offered by the Company.

The Notes, which will mature on September 21, 2050, will be issued with a coupon of 5.750% per year, which is payable semi-annually in arrears, beginning on March 21, 2021.

BRF intends to use a portion of the net proceeds of the offering of the Notes to repay certain of its outstanding indebtedness, which may include all or a portion of its outstanding 5.875% Senior Notes due 2022, 2.750% Senior Notes due 2022, 3.95% Senior Notes due 2023 and 4.75% Senior Notes due 2024, with the remainder, if any, used for general corporate purposes.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (“Securities Act”), and may not be offered or sold in the United States of America absent registration or an applicable exemption from registration requirements. The Notes are being sold exclusively to qualified institutional buyers, as defined under Rule 144A of the Securities Act, and to non-U.S. persons pursuant to Regulation S under the Securities Act. The Notes have not been, and will not be, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM). The Notes were not offered and will not be sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. BRF will apply to list the Notes on the Luxembourg Stock Exchange for trading on the Euro MTF Market, subject to approval by the same.

This announcement does not constitute an offer to sell the Notes nor a solicitation of an offer to buy the Notes, nor shall any offer or sale of these Notes take place in any state or jurisdiction in which such offering is prohibited under the securities laws of that state or jurisdiction.

São Paulo, September 16, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer